Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank to Close Purchase of Sun Life Financial's Ownership Stake in
     CI Financial Next Week

     TORONTO, Dec. 3 /CNW/ - Scotiabank (TSX/NYSE: BNS) today announced that the Bank plans to close its 37 per cent strategic investment in CI Financial
Income Fund ("CI"; TSX: CIX.UN) next week, pending receipt of executed agreements, regulatory approvals and acceptance by the Toronto Stock Exchange.
     Scotiabank is purchasing Sun Life Financial's ("Sun Life" TSX/NYSE:SLF)
stake of 104,609,895 CI trust units for $1.55 billion in cash, $500 million in common shares at $34.60 per share and $250 million in 6.25 per cent rate reset preferred shares.
     Following the completion of this transaction Scotiabank will have ownership of, or control over 104,783,954 units, representing approximately
37.6 per cent of the outstanding units of CI. In addition, Scotiabank will be
CI's largest single shareholder and represented on the CI Board of Directors.
     "This transaction demonstrates Scotiabank's ongoing commitment to growing our wealth management business," said Rick Waugh, President and Chief
Executive Officer of Scotiabank. "A strategic investment in CI gives us a significant stake in a market leader and complements Scotiabank's excellent wealth management products and services."
     Scotiabank Group Head, Canadian Banking, Chris Hodgson said: "We are pleased that Sun Life will continue to have a strong distribution arrangement with CI."
     CI is Canada's No. 3 mutual fund company by assets under management. CI's excellence in fund management has been recognized with 19 Canadian Investment
Awards over the past seven years, including Advisors' Choice Favourite
Investment Fund Company in 2005 and Analysts' Choice Investment Fund Company
of the Year in 2006 and 2007.
     Scotia Securities Inc. (SSI), a wholly-owned subsidiary of Scotiabank, has been a consistently strong performer among mutual fund companies through its ScotiaFunds family of funds. For October year-to-date, SSI led bank-owned companies and was No. 3 in the mutual fund industry in terms of net long-term sales. SSI has continued its strong sales performance, with positive net sales in the month of November. Today's announcement, combined with Scotiabank's investment in Dundee Wealth, further cements the Bank's strong position in the mutual fund industry.
     Scotia Capital acted as exclusive financial advisor to Scotiabank.
     Scotiabank has acquired ownership of the CI units as a strategic investment to continue Scotiabank's focus in the wealth management industry.
Scotiabank may in the future acquire or dispose of additional securities of CI depending upon factors such as the business and prospects of CI and future market conditions. Scotiabank has relied upon the aggregation relief provided in Sections 5.1 and 5.2 of National Instrument 62-103 in disclosing the number of units of CI owned or controlled by its business units. The number of units of CI disclosed above as being owned or controlled by Scotiabank includes
27,170 units of CI beneficially owned by Scotiabank and 146,889 units of CI over which control or direction is exercised by Scotia Cassels Investment
Counsel Limited. Any units of CI owned or controlled by other business units or investment funds affiliated with Scotiabank have not been disclosed.
Scotiabank intends to amend its current short form base shelf prospectus to permit Scotiabank to distribute the common shares to be delivered to Sun Life in connection with the completion of this transaction.

     About Scotia Securities Inc. and Scotiabank

     Scotia Securities Inc. is a wholly owned subsidiary of Scotiabank. SSI offers a dual platform as the manager of ScotiaFunds, one of Canada's top mutual fund families and as a MFDA (Mutual Funds Dealers Association) dealer through the domestic Scotiabank branch network.
     Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $508 billion in assets (as at October 31, 2008), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties;
the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Frank Switzer, Scotiabank Public Affairs, (416)
866-7238/
     (BNS. BNS)

CO:  Scotiabank

CNW 09:34e 03-DEC-08